MAIL STOP 3561

October 16, 2006

Mr. Godfrey Chin Tong Hui
Chief Executive Officer
Network CN Inc.
Suite 21/F, Chinachem Century Tower
178 Gloucester Road,
Wanchai, Hong Kong, China

> **Re: Network CN Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed September 26, 2006**
> **Form 10-QSB for the Fiscal Quarter Ended**
> **June 30, 2006**
> **File No. 000-30264**

Dear Mr. Hui:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed September 26, 2006

General

1. Please revise to provide pre-acquisition financial statements of Guangdong Tianma International Travel Service Co., Ltd. ("Tianma") for the interim period ended March 31, 2006 in accordance with Item 310(c) of Regulation S-B.

Guangdong Tianma International Travel Service Co., Ltd. Financial Statements

Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies and Organization

(H) Revenue Recognition, page 7

2. It appears that you are recording revenue on a gross basis for travel agency services. Please provide us with an analysis of EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, as it relates to these services. Your analysis should address each of the indicators discussed in the related technical guidance and clarify the type of services provided to your customers. We may have further comments.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2006

Financial Statements

Condensed Consolidated Statement of Operations, page 6

3. Based on your disclosure in Note 5, a portion of your revenues are generated from a related party. Please revise to prominently disclose related party revenues and costs on the face of this statement.

4. Please revise to include "stock issued for services" in the appropriate type of expense line item (e.g. cost of tour services, professional fees, management fees, etc.).

Notes to Financial Statements

General

5. Please revise your stock-based compensation policy to address your transition to SFAS 123(R). Specifically, identify the transition method used (e.g. prospective, modified prospective, or modified retrospective) and any other changes to your policy (e.g. fair value method used).

Note 3 – Acquisition of Subsidiary, page 13

6. In connection with your acquisition of a majority interest in Tianma, we note you allocated the entire $815,902 of excess purchase price to goodwill. Tell us how you determined this allocation and your basis for not allocating additional purchase price to other identifiable or customer-related intangible assets (e.g. trade name, customer base, etc.). Refer to SFAS 141. Please advise or revise if necessary.

Note 8 – Subsequent Events, page 16

7. Please revise to discuss the facts and circumstances surrounding the $1.13 million agreement with Mr. Liu during the first half of 2006. Explain the nature of the services Mr. Liu will be providing and justify your accounting treatment as an earnest deposit versus a compensatory transaction over the period for which services have been provided.

8. Considering the significance of the agreement with Mr. Liu, please file the agreement as a material contract exhibit in accordance with Item 601 of Regulation S-B, or tell us why you believe the agreement is not required to be filed.

Other Exchange Act Reports

9. Please review your current Form 10-KSB, Forms 10-QSB, and other Exchange Act Filings to comply with these comments as applicable.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian K. Bhandari, Staff Accountant, at (202) 551-3390 or Hugh West, Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

cc: Scott Kline, Crone Rozynko LLP